

June 22, 2023

David Stybr
Chief Executive Officer
Livento Group, Inc.
17 State Street
New York, New York

> **Re: Livento Group, Inc.**
> **Amendment No. 1 to Form 10-K for the Year Ended December 31, 2022**
> **Filed May 26, 2023**
> **File No. 000-56457**

Dear David Stybr:

We have reviewed your May 26, 2023 amendment and response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2023 letter.

Amendment No. 1 to Form 10-K filed May 26, 2023

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 26

1. We note your response to prior comment 4 and reissue the comment. In your disclosure, please provide a materially complete description of the Series A Preferred Stock, including the voting rights and conversion rights of the holders. Clarify how the 51% of the voting power held by David Stybr is impacted if the 100 shares of Series A Preferred Stock held by Mr. Stybr changes. Additionally, footnotes 1 and 3 to the beneficial ownership table appear to indicate that Series A Preferred Stock and super voting preferred stock are two different types of stock, but that Mr. Stybr owns 100 shares of each, each giving him effective control over voting matters of the company. Please explain the difference between the two types of stock and clarify your disclosure

accordingly.

Note 5 - Common-Control Transaction ASC 805-50, page F-10

2.   We note your response to comment 7, however your disclosure has not changed and your
response does not provide substantive information. Please revise the disclosure to provide
a clear timeline of events, including how control / ownership in each entity was
determined.   Disclose how Mr. David Stybr obtained control of both Livento Group, LLC
and NuGene International Inc. Disclose why ownership in class A and / or class
C shares provides control. Also, disclose how Livento Group, LLC became Livento
Group, Inc.

General

3.   Since you restated your consolidated statements of cash flow, please provide disclosure in
accordance with ASC 250-10, including labeling the applicable financial statements as
restated and describing the nature of the error and its effect. Also, file an Item 4.02 Form
8-K to indicate that the previously issued financial statements should no longer be relied
upon.

 You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 if you have questions regarding comments
on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney at
202-551-3887 or Jan Woo, Legal Branch Chief at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Frank Hariton